

June 20, 2024

Michael Klein
Chief Executive Officer
Churchill Capital Corp X
640 Fifth Avenue, 14th Floor
New York, NY 10019

   Re: Churchill Capital Corp X
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted June 10, 2024
     CIK No. 0002007825

Dear Michael Klein:

  We have reviewed your amended draft registration statement and have the following comment.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amended Draft Registration Statement on Form S-1

Underwriting, page 198

1. We note your revisions in response to prior comment 5; however, the value of the additional equity compensation being provided to the underwriter and its affiliate and hence the total underwriter compensation remains unclear. Please disclose clearly the value of such compensation or advise. Refer to Item 508(e) of Regulation S-K which requires disclosure of the amounts of any commissions to be paid by the company.

   Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.